PRIMERO MINING CORP.
MARCH 31, 2018

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE(LOSS)INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017
(IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)
(UNAUDITED)

	Notes	2018	2017

Revenue	5	$36,832	$19,369
Operating expenses		(22,131)	(13,591)
Depreciation and depletion		(4,079)	(6,399)
Total cost of sales		(26,210)	(19,990)
Earnings from mine operations		10,622	(621)
Exploration expenses		(156)	(474)
Share-based compensation		(624)	(1,786)
General and administrative expenses	9	(3,234)	(2,946)
Other charges	10	(2,607)	(7,811)
Profit (loss) from operations		4,001	(13,638)
Interest and finance expenses	11	(2,247)	(2,146)
Mark-to-market(loss)gain on debentures & warrants		(26,249)	6,653
Other (expenses) income	12	105	1,443
Loss before income taxes		(24,390)	(7,688)
Income tax recovery (expense)	13	(2,573)	18,831
Net (loss) income from continuing operations		(26,963)	11,143
Net income from discontinued operations, net of income taxes	3	-	2,360
Net (loss) income for the period		($26,963)	$13,503
Other comprehensive loss, net of tax
Items that may be subsequently reclassified to profit or loss:
Exchange differences on translation of foreign operations,
net of tax of $nil		(178)	-
Items that will not be reclassified to profit or loss:
Unrealized (loss) gain on investment in Fortune Bay, net of tax of $nil		170	-
Total comprehensive loss for the period		($26,971)	$13,503
Basic and diluted (loss) income per share from continuing operations		($0.14)	$0.06
Basic and diluted (loss) income per share from discontinued operations		-	$0.01
Basic and diluted (loss) income per share including discontinued operations		($0.14)	$0.07
Weighted average number of
common shares outstanding
Basic		193,045,822	189,943,952
Diluted		193,045,822	194,854,319

See accompanying notes to the condensed consolidated interim financial statements.

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(IN THOUSANDS OF UNITED STATES DOLLARS)
(UNAUDITED)

		March 31	December 31
	Notes	2018	2017

Assets
Current assets
Cash and cash equivalents		$16,344	$20,966
Trade and other receivables		872	1,241
Value added and income taxes receivable		48,774	40,789
Prepaid expenses		1,640	2,642
Inventories	6	15,069	13,668
Total current assets		82,699	79,306
Non-current assets
Mining interests	7	128,171	125,050
Other non-current assets		825	910
Total assets		$211,695	$205,266

Liabilities
Current liabilities
Trade and other payables		$22,550	$19,593
Income tax payable		2,210	3,298
Other taxes payable		2,783	1,200
Current portion of long-term debt	8	30,253	30,310
Total current liabilities		57,796	54,401
Non-current liabilities
Other taxes payable		21,195	18,805
Deferred taxliability		7,461	7,457
Decommissioning liability		11,911	11,646
Long-term debt	8	73,875	47,625
Warrant liability	15 (a)	43	44
Other long-term liabilities		6,008	5,557
Total liabilities		$178,289	$145,535

Shareholders' equity
Share capital	15 (a)	$915,641	$915,641
Shares reserved for future issuance	15 (a)	243	243
Contributed surplus	15 (b)	58,276	57,630
Accumulated other comprehensive loss		(853)	(845)
Deficit		(939,901)	(912,938)
Total shareholders' equity		$33,406	$59,731
Total liabilities and shareholders' equity		$211,695	$205,266
Going concern (Note 1)
Commitments and contingencies (Notes 13 and 18)
Subsequent events (Note 19)

See accompanying notes to the condensed consolidated interim financial statements.

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(IN THOUSANDS OF UNITED STATES DOLLARS , EXCEPT FOR NUMBER OF COMMON SHARES )
(UNAUDITED )

					Accumulated
	Share capital		Shares reserved		other
			for future	Contributed	comprehensive
	Shares	Amount	issuance	surplus	loss	Deficit	Total equity
Balance ,January 1, 2017	189,508,365	$908,923	$297	$58,857	($3,694)	($503,253)	$461,130
Shares issued for
PSUs settled in shares	1,251,708	4,251	-	(4,251)	-	-	-
Severance and other employee payments	782,184	480	-	-	-	-	480
Share-based compensation	-	-	-	2,080	-	-	2,080
Income for the period	-	-	-	-	-	13,503	13,503
Balance, March 31, 2017	191,542,257	$913,654	$297	$56,686	($3,694)	($489,750)	$477,193

Balance, January 1,2018	193,045,822	$915,641	$243	$57,630	($845)	($912,938)	$59,731
Other comprehensive income, net of tax	-	-	-	-	(8)	-	(8)
Share-based compensation	-	-	-	646	-	-	646
Loss for the period	-	-	-	-	-	(26,963)	(26,963)
Balance, March 31, 2018	193,045,822	$915,641	$243	$58,276	($853)	($939,901)	$33,406

Total comprehensive loss was $27.0 million for the three months ended March 31, 2018 (March 31, 2017 – total comprehensive income of $13.5 million) .

See accompanying notes to the condensed consolidated interim financial statements.

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017
(IN THOUSANDS OF UNITED STATES DOLLARS)
(UNAUDITED)

	Notes	2018	2017
Operating activities
Loss before income taxes		($24,390)	($7,688)
Income before income taxes, from discontinued operations	3	-	1,673
Adjustments for:
Depreciation and depletion		4,079	9,616
Share-based compensation expense		646	2,074
Mark-to-market gain on convertible debentures		26,250	(6,000)
Mark-to-market gain on warrant liability		(1)	(653)
Write-down of inventory		-	1,566
Unrealized foreign exchange loss(gain)		(570)	(2,365)
Taxes paid		(1,343)	(4,116)
Other		510	1,613
Other adjustments
Finance income		(13)	(14)
Finance expense		2,260	2,221
Operating cash flow before working capital changes		7,428	(2,073)
Changes in non-cash working capital	14	(2,775)	(1,105)
Cash provided by operating activities		$4,653	($3,178)
Investing activities
Expenditures on mining interests - San Dimas		($6,675)	($3,824)
Expenditures on mining interests - Black Fox		-	(3,609)
Cash used in investing activities		($6,675)	($7,433)
Financing activities
Net draw down on revolving credit facility	8 (a)	$-	$10,000
Repayment of revolving credit facility		-	(869)
Interest paid		(2,629)	(2,854)
Cash (used in) provided by financing activites		($2,629)	$6,277
Effect of foreign exchange rate changes on cash		$29	$82
Decrease in cash		($4,622)	($4,252)
Cash, beginning of period		20,966	19,875
Cash, end of period		$16,344	$15,623

See accompanying notes to the condensed consolidated interim financial statements.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

1.    Basis of preparation, going concern and significant accounting policies

i) Basis of presentation and going concern

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) as issued by the International Accounting Standards Board (IASB). It does not include all the necessary annual disclosures in accordance with International Financial Reporting Standards (IFRS) and should be read in conjunction with Primero Mining Corp.’s (“Primero” or the “Company”) annual consolidated financial statements.

In 2017, the Company’s Board of Directors commenced a strategic review process to explore alternatives to improve shareholder value. This process ultimately resulted in the sale of the Black Fox Complex in October 2017, the sale of the Cerro del Gallo project in November 2017, and a definitive arrangement agreement (the "Arrangement Agreement") to sell Primero to First Majestic Silver Corp. (“First Majestic”), announced on January 12, 2018 (the “Arrangement”). Under the terms of the Arrangement Agreement, all of Primero’s issued and outstanding common shares will be exchanged for First Majestic common shares on the basis of 0.03325 of a First Majestic common share for each Primero common share (the "Exchange Ratio").

On March 13, 2018, the Arrangement was approved by Primero shareholders, and the holders of the 5.75% convertible debentures voted to approve an amendment to the maturity date of the debentures to the day following the closing date of the Arrangement with full principal paid on this date. In May 2018, the antitrust clearance from the Comisión Federal de Competencia Económica (“COFECE”), which is the final government agency approval required before closing the Arrangement with First Majestic was received. Primero anticipates closing of the Arrangement on May 10, 2018.

The Company has sufficient cash on hand to support the business through to the expected close of the Arrangement with First Majestic. If the transaction closes as planned, Management believes First Majestic will have sufficient funding to satisfy all commitments of Primero and its subsidiaries.

If the Arrangement Agreement with First Majestic is terminated for any reason, there is significant uncertainty that Primero will have sufficient funds to repay the full outstanding obligation under the revolving credit facility (“RCF”) upon maturity, which would allow the lenders to exercise their rights under the RCF (see notes 7 and 8). An Event of Default under the RCF, unless waived, would trigger cross default provisions under the 5.75% convertible debentures and the Silver Purchase Agreement.

The above noted factors represent a material uncertainty that casts substantial doubt on the ability of the Company to continue as a going concern. These condensed consolidated interim financial statements do not include the adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

These condensed consolidated interim financial statements were approved by the Company’s Board of Directors on May 8, 2018.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

ii) Significant accounting policies

The Company’s significant accounting policies, estimates and judgements were presented in Notes 2 and 3 of the audited annual consolidated financial statements for the year ended December 31, 2017 and have been consistently applied in the preparation of these condensed consolidated interim financial statements except as noted below.

a) IFRS 9, Financial instruments (“IFRS 9”)

The Company adopted IFRS 9 effective January 1, 2018. The Company has applied IFRS 9 on a retrospective basis.

The following summarizes the significant changes in IFRS 9 compared to the previous standard IAS 39, Financial Instruments, Recognition and Measurement (“IAS 39”):

•

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The classification and measurement of financial assets is based on the Company's business models for managing its financial assets and whether the contractual cash flows represent solely payments for principal and interest. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. Adoption of the classification and measurement guidance of IFRS 9 did not impact the carrying amounts of any of our financial assets on the transition date.

•

The adoption of the new "expected credit loss" impairment model under IFRS 9, as opposed to an incurred credit loss model under IAS 39, had a negligible impact on the carrying amounts of our financial assets on the transition date.

On initial recognition of an equity investment that is not held for trading, an irrevocable election is available to measure the investment at Fair Value through Other Comprehensive Income (FVOCI), whereby changes in the investment’s fair value will be recognized permanently in other comprehensive income (loss) with no reclassification to profit or loss. The election is available on an investment-by-investment basis. On transition to IFRS 9, the Company made the election to designate its investment in Fortune Bay as FVOCI. The election did not result in an adjustment to the Company’s financial statements on transition.

b) IFRS 15, Revenue from Contracts with Customers

On January 1, 2018, the Company adopted IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 18 – Revenue ("IAS 18"), IFRIC 13 “Customer Loyalty Programmes”, IFRIC 15 “Agreements for the Construction of Real Estate”, IFRIC 18 “Transfer of Assets from Customers” and SIC 31 “Revenue – Barter Transactions Involving Advertising Services”. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard on January 1, 2018 using the full retrospective approach without applying any practical expedients.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

IFRS 15 requires entities to recognize revenue when ‘control’ of goods or services transfers to the customer and when the Company satisfies its performance obligations, whereas the previous standard, required entities to recognize revenue when the ‘risks and rewards’ of the goods or services transfer to the customer. Revenue from contracts with customers is derived from the sale of gold and silver, which are generally physically delivered to customers in the period in which they are produced, with their sales price based on prevailing spot market metal prices. The Company has reviewed its contracts with customers using the five-step analysis required under IFRS 15. Transfer of control generally coincides with the receipt of proceeds from sale of gold and silver, after the goods have been transferred to and accepted by the customer.

The Company concluded there is no change in the timing or amount of revenue recognition on its gold and silver sales under IFRS 15 compared to the previous standard as the point of transfer of risks and rewards of goods and services and transfer of control occur at the same time. As such, no adjustment was required to the Company's financial statements on adoption of IFRS 15.

Additionally, IFRS 15 requires entities to apportion the transaction price attributable to contracts from customers to distinct performance obligations on a relative standalone selling price basis. The impact of this change was insignificant to the Company’s financial statements.

2. Tax ruling in Mexico

On October 4, 2012, the Company’s subsidiary, Primero Empresa Minera, S.A. de C.V. (“PEM”), received a ruling (the “APA Ruling”) from the Mexican tax authority, Servicio de Administración Tributaria (“SAT”), which confirmed the appropriate price for sales of silver under the Amended and Restated Silver Purchase Agreement (see note 13 for further information). Under Mexican tax law, an advance pricing agreement (“APA”) ruling is generally applicable for up to a five year period (which in the Company’s case, covered the year in which the ruling application was filed, the immediately preceding year and the three subsequent years). The Company’s APA Ruling covered the five years ended December 31, 2014.

In February 2016, PEM received a legal claim from the Mexican tax authority seeking to nullify the APA. The legal claim initiated does not identify any different basis for paying taxes, nor have any tax reassessments been received from the SAT. The Company intends to vigorously defend the validity of its APA. The Company has filed procedural and substantive responses to the claim. The procedural response is a challenge against the admission of the SAT’s claim. The substantive response contains the Company’s response to the SAT’s claim. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Silver Purchase Agreement for 2010 through 2014. If the SAT is successful in retroactively nullifying the APA and issuing reassessments, it would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. PEM would have rights of appeal in connection with any reassessments.

In June 2017, as part of the ongoing annual audits of the PEM tax returns, the SAT issued an observations letter for the 2010 tax year. An observations letter is issued to a taxpayer in advance of a reassessment being issued, provides an outline of the SAT’s position on matters under audit, and affords the taxpayer an opportunity to respond to such position in advance of the reassessment being issued. In this observations letter issued to PEM, the SAT made explicit its view that PEM should pay taxes based on the market price of silver which, if successfully applied to its 2010 taxation year, would make PEM liable for an additional $9.1 million of taxes before penalties or interest. As the Company continues to defend the APA in the Mexican legal proceeding, the APA remains valid and the Company will vigorously dispute any reassessment that may be issued in the future on a basis that assesses taxes on its silver revenues that is inconsistent with the APA. The observations letter does not represent a tax reassessment and no liability has been recognized in the financial statements.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

In October 2017, the SAT issued an observations letter for the 2011 tax year, with the same explicit view that PEM should pay taxes on the market price of silver, which if successfully applied to its 2011 taxation year, would make PEM liable for an additional $25.2 million of taxes before penalties or interest. The Company has submitted its formal response to both the 2010 and the 2011 observations letters.

While the Company continues to believe its tax filing position based upon the APA is correct, should the Company ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2012-2017 would be in the range of $140 - $155 million, before interest or penalties.

While the Company continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in dialogue with the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. Primero has also had constructive dialogue with the SAT in relation to outstanding value-added tax (“VAT”) receivables and has received $15.2 million of VAT refunds since July 2017.

Since January 1, 2015, the Company has continued to record its revenue from the sale of silver for purposes of Mexican tax accounting in a manner consistent with the APA, on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. To the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement is significantly different from the realized price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

3. Discontinued operations

On October 6, 2017, the Company sold the Black Fox Complex for total consideration of $32.3 million including cash proceeds of $27.5 million and the release of $4.8 million from restricted cash that was pledged towards environmental closure liabilities. The Black Fox Complex comprises the Black Fox mine and adjacent properties, Grey Fox and Pike River.

On November 27, 2017, the Company sold the Cerro del Gallo project, via the sale of all of the issued and outstanding shares of San Anton Resource Corporation, the indirect owner of the Cerro del Gallo project to Argonaut Gold Inc. for cash proceeds of $15 million.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

Given the dispositions occurred in 2017, there is no impact from discontinued operations in the Statement of Operations and Comprehensive Income (Loss) in 2018. The impact in the comparative period of 2017 is presented below:

	Cerro del Gallo	Black Fox
	Project	Com plex	Total
Three Months Ended M arch 31, 2017
Revenue	$-	$18,318	$18,318
Operating expenses	229	12,810	13,039
Depreciation and depletion	14	3,203	3,217
Total cost of sales	243	16,013	16,256
Earnings (loss) from mine operations	(243)	2,305	2,062
Exploration expenses	-	-	-
Share-based compensation	-	-	-
General and administrative expenses	(26)	(112)	(138)
Other charges	-	-	-
Earnings (loss) from operations	(269)	2,193	1,924
Other income (expense) items	147	(398)	(251)
Earnings (loss) before income taxes	(122)	1,795	1,673
Income tax recovery	687	-	687
Net income (loss)	$565	$1,795	$2,360

The results of discontinued operations included in the interim consolidated statement of cash flows for the three months ended March 31, 2017 are presented below:

Cash flow from (used in):	2017

Operating activities before working capital changes	$1,939
Changesin non-cash working capital	($1,524)
Operating activities	$415
Investing activities	($3,609)
Financing activities and effect of foreign exchangerates	($869)
Net cash flow used in discontinued operations	($4,063)

4. Segmented information

The Company’s operating segments reflect its different mining interests and are reported in a manner consistent with the internal reporting used to assess each segment’s performance. Significant information relating to reportable operating segments is summarized below:

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

	San Dimas
	Mine	Corporate	Total
At March 31, 2018
Current assets	$78,330	$4,369	$82,699
Mining interests	127,985	186	128,171
Other non-current assets	-	825	825
Total assets	$206,315	$5,380	$211,695

Current liabilities	$24,081	$33,715	$57,796
Non-current liabilities	45,593	74,900	120,493
Total liabilities	$69,674	$108,615	$178,289

	San Dimas	Corporate	Total
At December 31, 2017
Current assets	$72,026	$7,280	$79,306
Mining interests	124,835	215	125,050
Othernon-currentassets	-	910	910
Totalassets	$196,861	$8,405	$205,266

Current liabilities	$19,242	$35,159	$54,401
Non-current liabilities	42,428	48,706	91,134
Total liabilities	$61,670	$83,865	$145,535

	San Dimas
	Mine	Corporate	Total
Three Months Ended March 31, 2018
Revenue	$36,832	$-	$36,832
Operating expenses	22,131	-	22,131
Depreciation and depletion	4,049	30	4,079
Total cost of sales	26,180	30	26,210
Earnings (loss) from mine operations	10,652	(30)	10,622
Exploration expenses	(156)	-	(156)
Share-based compensation	-	(624)	(624)
General and administrative expenses	(662)	(2,572)	(3,234)
Other charges	-	(2,607)	(2,607)
Earnings (loss) from operations	9,834	(5,833)	4,001
Other income (expense) items	2,100	(30,491)	(28,391)
Earnings (loss) before income taxes	11,934	(36,324)	(24,390)
Income tax expense	(2,573)	-	(2,573)
Net income (loss)	$9,361	($36,324)	($26,963)

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

	San Dimas		Continuing	BlacFox	Cerro de Gallo	Discontinued
	Mine	Corporate	Operations	Com plex	Project	Operations	Total
Three Months Ended March 31,2017
Revenue	$19,369	$-	$19,369	$18,318	$-	$18,318	$37,687
Operating expenses	13,591	-	13,591	12,810	229	13,039	$26,630
Depreciation and depletion	6,369	30	6,399	3,203	14	3,217	$9,616
Totalc ost of sales	19,960	30	19,990	16,013	243	16,256	$36,246
Earnings (loss) from mine operations	(591)	(30)	(621)	2,305	(243)	2,062	$1,441
Exploration expenses	(474)	-	(474)	-	-	-	($474)
Share-based compensation	-	(1,786)	(1,786)	-	-	-	($1,786)
Generaland administrative expenses	(511)	(2,435)	(2,946)	(112)	(26)	(138)	($3,084)
Other charges	(5,633)	(2,178)	(7,811)	-	-	-	($7,811)
Earnings (loss) from operations	(7,209)	(6,429)	(13,638)	2,193	(269)	1,924	($11,714)
Other income (expense) items	1,382	4,567	5,949	(398)	147	(251)	$5,698
Earnings (loss) before income taxes	(5,827)	(1,862)	(7,689)	1,795	(122)	1,673	($6,016)
Income tax recovery	18,832	-	18,832	-	687	687	$19,519
Net income (loss)	$13,005	($1,862)	$11,143	$1,795	$565	$2,360	$13,503

5. Revenue

	Three months ended March 31
	2018	2017

Gold	$30,905	$15,964
Silver	5,927	$3,405
	$36,832	$19,369

a) Silver Purchase Agreement

The Silver Purchase Agreement provides that for the life of the mine, the first 6.0 million ounces of silver produced per annum by the San Dimas mine, plus 50% of the excess silver produced above this amount, must be sold to Wheaton Precious Metals International (“WPMI”), formerly Silver Wheaton Caymans (“SWC”) at the lesser of $4.32 per ounce (adjusted by 1% per year) and market prices. All silver not sold to WPMI is available to be sold by the Company at market prices.

The contract year for purposes of the threshold runs from August 6 of a year to August 5 of the following year. At March 31, 2018 the threshold for the year ended August 5, 2018 has not been met (3.6 million ounces have been delivered under the contract as at March 31, 2018). During the three months ended March 31, 2018 and 2017 the Company did not sell any silver at market prices.

In connection with the Arrangement Agreement, First Majestic has entered into agreements with WPMI, whereby, following closing of the Arrangement, the Silver Purchase Agreement will be terminated and replaced with a new stream which will provide for a reduction in the amount of payable metal content.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

6. Inventories

	March 31	December 31
	2018	2017
Gold and silver	$6,839	$5,848
Stockpiled ore	89	175
W ork-in-progress	2,011	2,444
Supplies	6,130	5,201
	$15,069	$13,668

7. Mining interests

A summary of mining interest is as follows:

	Mining		Plant,
	properties	Landand	equipment	Construction	March 31	December 31
	and leases	buildings	andvehicles	inprogress	2018	2017
San Dimas Mine	$83,552	$16,243	$16,178	$12,013	$127,986	$124,835
Corporate	-	-	185	-	185	215
Total	$83,552	$16,243	$16,363	$12,013	$128,171	$125,050

All property of the San Dimas mine is pledged as security for the Company’s obligations under the Silver Purchase Agreement (Note 5a)). Substantially all of the Company’s assets are pledged as security under the revolving credit facility (Note 8 (a)).

8. Debt

	March 31	December 31
	2018	2017
Current debt
Revolving credit facility (RCF)(a)	$30,201	$30,201
Finance lease liabilities(b)	52	109
	30,253	30,310
Long-term debt
5.75% convertible debentures(b)	$73,875	$47,625
	73,875	47,625
	$104,128	$77,935

(a) The RCF was extended multiple times from November 2017 to April 2018 in connection with the Company’s strategic review process resulting in the current maturity date being the earlier of (i) May 15, 2018, (ii) the closing of the business combination with First Majestic, and (iii) the seventh business day following termination of the proposed business combination. Wheaton Precious Metals Corp. (“WPM”) continues to provide a guarantee to the lenders for the RCF.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

The revolving credit facility is secured by substantially all of the Company’s assets and contains customary covenants and default clauses typical for this type of facility.

(b) Effective February 28, 2018 until February 28, 2020, the 5.75% convertible debentures are redeemable by the Company, in whole or in part from time to time, on not more than 60 days and not less than 30 days prior notice, at a redemption price equal to their principal amount plus accrued and unpaid interest, if any, up to but excluding the date set for redemption, provided the simple average of the daily volume-weighted average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is at least 125% of the conversion price.

On March 13, 2018, the debentureholders voted to approve an amendment to the maturity date of the debentures. Upon the closing of the Arrangement, the amendment of the trust indenture will accelerate the maturity date of the Primero Debentures to the next Business Day (as defined in the trust indenture) following the effective date of the Arrangement.

9. General and administrative expenses

	Three months ended March 31
	2018	2017
Salaries and wages	$1,446	$1,254
Rent and office costs	191	192
Legal, accounting, consulting and professional fees	461	523
Directors fees and expenses	369	395
Other general and administrative expenses	767	582
	$3,234	$2,946

10. Other charges

	Three months ended March 31
	2018	2017
Legal expenses associated with proceedings in Mexico	$66	$50
Office closure costs and severance payments	-	2,115
Legal and advisorycostsrelating to financing initiatives	-	527
Idle and restart costs incurred during strike at San Dimas	-	5,119
Advisory fees associated with strategic review process	2,541	-
	$2,607	$7,811

In 2017, idle costs incurred during the strike at San Dimas comprise labor and contractor costs, supplies and incremental consulting and advisory fees.

11. Interest and finance expenses

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

		Three months ended March 31
	Notes	2018	2017

Interest expenses
Interest on 5.75% convertible debentures	8	$1,081	$1,081
Interest on revolving credit facility	8	$480	516
		1,561	1,597
Finance expenses
Accretion on asset retirement obligation		$210	191
Revolving credit facility guarantee fee	8	473	-
Amortization of revolving credit facility transaction costs		-	358
Others		3	-
		686	549
		$2,247	$2,146

12. Other (expenses) income

	Three months ended March 31
	2018	2017
Foreign exchange gain	$596	$1,070
Finance income	7	14
Royalty and other	(498)	359
	$105	$1,443

13. Income taxes

Challenge to the 2012 APA

Overview

In February 2016 the Mexican tax authority, the SAT, initiated a proceeding seeking to nullify the APA which it issued to the Company in 2012. The APA confirmed the Company’s basis for paying taxes on the price it realized for certain silver sales between 2010 to 2014. If the SAT’s challenge is successful it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

Background

In 2004, affiliates of Goldcorp Inc. (“Goldcorp”) entered into a Silver Purchase Agreement with WPM in connection with the San Dimas mine and two other mines in Mexico. Under the Silver Purchase Agreement, Goldcorp received cash and securities in exchange for an obligation to sell the amount of silver extracted from the mines at a price set forth in the Silver Purchase Agreement. In order to satisfy its obligations under the Silver Purchase Agreement, sales were made by Goldcorp through a non-Mexican subsidiary to a WPM subsidiary in the Cayman Islands. Upon Primero’s acquisition of the San Dimas Mine, the Silver Purchase Agreement was amended and restated and Primero assumed all of Goldcorp’s obligations with respect to the San Dimas concession under the Silver Purchase Agreement. Primero did not receive any of the initial consideration that was paid to Goldcorp under the Silver Purchase Agreement.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

As amended and restated, the provisions of the Silver Purchase Agreement require that, on a consolidated basis, the Company sell to WPM 100% of silver produced from the San Dimas concessions during a contract year (August 6th to the following August 5th), up to 6 million ounces and 50% of silver produced thereafter, at the lower of (i) the current market price and (ii) $4.04 per ounce plus an annual increase of 1% (the PEM Realized Price). From August 6, 2016 to August 5, 2017, the contract price was $4.28 per ounce (August 6, 2015 to August 5, 2016 - $4.24) . From August 6, 2017 the contract price is $4.32 per ounce. The price paid by WPM under the Silver Purchase Agreement represents the total value that the Company and its affiliates receive for the sale of silver to WPM. The Silver Purchase Agreement continues indefinitely in respect of any silver produced from the San Dimas concessions.

The specific terms of the Silver Purchase Agreement require that the Company sell the silver through one of its non-Mexican subsidiaries, STB, to WPM’s subsidiary, WPMI. As a result, the Company’s Mexican subsidiary that holds the San Dimas concessions, PEM, sells the required amount of silver produced from the San Dimas concessions to STB to allow it to fulfill its obligations under the Silver Purchase Agreement.

When the Company initially acquired the San Dimas mine, the sales from PEM to STB were made at the spot market price while the sales by STB to WPMI were at the contracted PEM Realized Price, which at that time was $4.04 per ounce. In order to reflect commercial realities and the effects of the Silver Purchase Agreement on the Company on a consolidated basis, PEM amended the terms of sales of silver between itself and STB and commenced to sell the amount of silver due under the Silver Purchase Agreement to STB at the PEM Realized Price. For Mexican income tax purposes PEM then recognized the revenue on these silver sales on the basis of its actual realized revenue, which was the PEM Realized Price.

APA

In order to provide the Company with stability and assurances that the SAT would accept the PEM Realized Price as the proper price to use to calculate Mexican income taxes, the Company applied for and received the APA from the SAT. The APA confirmed the PEM Realized Price would be used as the Company’s basis for calculating taxes owed by the Company on the silver sold under the Silver Purchase Agreement. The Company believed that the function of an APA was to provide tax certainty and as a result made significant investments in Mexico based on that certainty. Under Mexican law, an advanced pricing agreement is valid for five years and therefore the APA represented the SAT’s agreement to accept the PEM Realized Price as the basis for calculating taxes for the tax years 2010 through 2014.

Challenge to APA for 2010 – 2014 tax years

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

In February 2016, the SAT initiated a legal proceeding seeking to nullify the APA, however, the SAT has not identified an alternative basis in the legal claim for calculating taxes on the silver sold by PEM for which it receives the PEM Realized Price. The Company is an ‘interested party’ in this proceeding. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Silver Purchase Agreement for 2010 through 2014.

In June 2017, as part of the ongoing annual audits of the PEM tax returns, the SAT issued an observations letter for the 2010 tax year. An observations letter is issued to a taxpayer in advance of a reassessment being issued, provides an outline of the SAT’s position on matters under audit, and affords the taxpayer an opportunity to respond to such position in advance of the reassessment being issued. In this observations letter issued to PEM, the SAT made explicit its view that PEM should pay taxes based on the market price of silver which, if successfully applied to its 2010 taxation year, would make PEM liable for an additional $9.1 million of taxes before penalties or interest. As the Company continues to defend the APA in the Mexican legal proceeding, the APA remains valid and the Company will vigorously dispute any reassessment that may be issued in the future on a basis that assesses taxes on its silver revenues that is inconsistent with the APA. The observations letter does not represent a tax reassessment and no liability has been recognized in the financial statements.

In October 2017, the SAT issued an observations letter for the 2011 tax year, with the same explicit view that PEM should pay taxes based on the market price of silver, which if successfully applied to its 2011 taxation year, would make PEM liable for an additional $25.2 million of taxes before penalties or interest. The Company has submitted formal responses to both the 2010 and 2011 observation letters.

While the Company continues to believe its tax filing position based upon the APA is correct, should the Company ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2012-2017 would be in the range of $140 - $155 million, before interest or penalties.

The Company vigorously defends the validity of the APA and has filed procedural and substantive responses to the claim. In addition, the Company intends to explore opportunities to minimize the potential impact on the Company in the event that the SAT is successful in its legal claim to nullify the APA, but there is no assurance that the Company will find or be able to implement a reasonable solution.

While the Company continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in dialogue with the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. Primero has also had constructive dialogue with the SAT in relation to outstanding VAT receivables and has received $15.2 million of VAT refunds since July 2017.

Primero Mining Corp.’s claim against the Mexican Government

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

On June 2, 2016, the Company notified the Mexican Government that the measures taken by the SAT against PEM in connection with the judicial proceeding seeking to retroactively nullify the APA, breached several provisions of Chapter 11 of the North American Free Trade Agreement (“NAFTA”) because these measures are arbitrary, discriminatory, unfair and inequitable. As at March 31, 2018, the Company has the option to commence international arbitration proceedings pursuant to Article 1119 of the NAFTA at a time of its choosing. As Primero is continuing its dialogue with the Mexican Government regarding the Mexican tax authority’s legal claim against the APA, it has temporarily suspended its advancement of international arbitration proceedings against the Mexican Government.

Tax treatment for tax years following 2014

Since January 1, 2015, the Company has continued to record its revenue from the sale of silver for purposes of Mexican tax accounting in a manner consistent with the APA on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. Given the legal challenge by the SAT against the APA for the 2010-2014 tax years, the Company currently believes it is unlikely the SAT will agree to an Advance Pricing Agreement for the 2015-2019 tax years on terms similar to the challenged APA. To the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement, for tax purposes, is significantly different from the PEM Realized Price and, while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

Other

In the observations letters for both the 2010 and 2011 tax years the SAT raised some queries with respect to certain intercompany transactions, and the Company has provided the pertinent information requested. The observations letters do not represent a tax reassessment and no liability has been recognized in the financial statements related to these queries.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

14. Supplementary cash flow information

Changes in non-cash working capital comprise the following:

	Three months ended March 31
	2018	2017
Trade and other receivables	$403	$1,321
Value added and income taxes receivable	(6,103)	(2,291)
Prepaid expenses	1,005	462
Inventories	(1,926)	282
Trade and other payables	3,494	(1,455)
Other taxes payable	352	576
	($2,775)	($1,105)

15. Shareholders’ equity

a) Share capital

The authorized share capital consists of unlimited common shares without par value and unlimited preferred shares, issuable in series with special rights and restrictions attached.

During the quarter ended March 31, 2018, the Company issued a total of nil common shares (2017 – 782,184 common shares), valued at $nil million (2017 - $0.5 million).

As at March 31, 2018, the following stock options were outstanding and exercisable:

	Awards Outstanding			Awards Exercisable
		Remaining	W eighted		Remaining	W eighted
		contractual	average		contractual	average
Range of exercise		life	exercise		life	exercise
price per share	Quantity	(in years)	price	Quantity	(in years)	price
C$0.75 -C$2.00	2,165,143	3.93	C$0.85	721,716	3.93	C$0.85
C$2.01-C$5.00	3,832,534	2.37	3.49	3,545,556	2.33	3.53
C$5.01-C$8.00	676,648	0.90	7.45	676,648	0.90	7.45
	6,674,325	2.73	C$3.03	4,943,920	2.36	C$3.68

Under the the Arrangement with First Majestic, an aggregate of approximately 226,476 replacement stock options will be issued (assuming no exercise of existing Primero options) to Primero optionholders who do not exercise their Primero options prior to the effective time of the Arrangement, at exercise prices adjusted by the Exchange Ratio.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

Deferred share units

As at March 31, 2018, a total of 315,790 DSUs were issued and outstanding. The DSUP is accounted for as an equity-settled plan. All of the outstanding units have been measured at the reporting date using their grant date fair value, calculated based on the grant date closing price of Primero shares on the TSX.

The Arrangement with First Majestic will also provide that upon the Arrangement becoming effective all existing deferred share units and phantom share units of Primero will be paid out in cash in an amount equal to C$0.30 per deferred share unit or phantom share unit.

16. Financial instruments

The Company’s financial instruments at March 31, 2018 consist of cash and cash equivalents, trade and other receivables, an equity investment in Fortune Bay, trade and other payables, and debt.

At March 31, 2018, the carrying amounts of cash and cash equivalents, trade and other receivables, trade and other payables, and the RCF are considered to be a reasonable approximation of their fair values due to their short-term nature. The fair value of the finance lease liabilities approximate their carrying value as the interest rate implicit in the leases approximate current market rates.

Derivative instruments - Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value through profit or loss (FVTPL) as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at March 31, 2018 or December 31, 2017, other than those discussed below.

The 5.75% convertible debentures issued by the Company on February 9, 2015 (Note 8 (b)) are considered to contain multiple embedded derivatives. These debentures and all related derivatives were accounted for as one instrument which was initially recognized at fair value and is subsequently measured at FVTPL for each period during the term of the debentures. During the three months ended March 31, 2018 a mark to market loss of $26.3 million (2017 – gain of $4.9 million) was recognized in relation to the debentures.

Fair value measurements of financial assets and liabilities recognized on the Consolidated Statements of Financial Position

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

Level 1 – quoted prices in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data.

The levels in the fair value hierarchy that the Company’s financial assets and liabilities that are measured and recognized at fair value on a recurring basis are as follows:

	March 31	December 31
Level 1	2018	2017
Investment in Fortune Bay(1)	$825	$910
5.75% convertible debentures(2,3)	73,875	47,625
Warrant liability (2)	43	44

(1)	Fortune Bay is a publicly-listed company and the fair value is based on the trading price of its shares as at the date of the statement of financial position.
(2)

The fair value of the 5.75% convertible debentures and the warrant liability are calculated using the respective market prices on the TSX Exchange as at the date of the statement of financial position.

(3)

On March 13, 2018, the holders of the 5.75% convertible debentures voted to approve an amendment to accelerate the maturity date of the debentures to the day following the closing date of the Arrangement with the full principal of $75 million paid on this date.

At March 31, 2018, there were no financial assets or liabilities measured and recognized on the consolidated statements of financial position at fair value that would be categorized as Level 3 in the fair value hierarchy (December 31, 2017 – $nil).

17. Related party transactions

Other than payments to key management, there were no further related party transactions for the three months ended March 31, 2018 and 2017.

18. Commitments and contingencies

(a) An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, access to surface rights is also required for mining operations. An Ejido controls surface rights over its communal property through an assembly where each of the Ejido members has a voting right. An Ejido may sell or lease lands directly to a private entity and it may also allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to sell or lease the land.

The San Dimas mine uses Ejidos’ lands pursuant to written agreements with Ejidos. Some of these agreements may be subject to renegotiation and changes to the existing agreements may increase operating costs or have an impact on operations. In cases where access to land is required for operations and an agreement cannot be reached with the land owner, Primero may seek access under Mexican law which provides for priority rights for mining activities.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

Three of the properties included in the San Dimas mine and for which Primero holds legal title are subject to legal proceedings commenced by Ejidos seeking title to the property. These proceedings were initiated by Ejidos against defendants who were previous owners of the properties, either deceased individuals who, according to certain public deeds, owned the properties more than 80 years ago, corporate entities that are no longer in existence, or Goldcorp companies. Some of the proceedings also name the Tayoltita Property Public Registry as co-defendant. None of the initial proceedings named Primero as a party and Primero therefore had no standing to participate in them.

In 2015, two of these proceedings were decided in favor of the Ejidos. Upon becoming aware of the decisions Primero obtained injunctions to suspend any legal effect of the decisions while the Company proceeds with a legal process to nullify the Ejidos’ claim by submitting evidence of Primero’s legal title. In February 2017, one of the two legal processes to nullify the Ejidos’ claim was decided in favour of Primero and the decision is subject to appeal by the Ejido. The second proceeding is ongoing.

The third legal proceeding commenced by the Ejidos has not been decided and Primero remains without standing to participate therein because it was not named as a party. In the event a final decision is rendered in favour of the Ejido in that proceeding, Primero will seek to annul such decision by defending its position as the legitimate owner.

If Primero is not successful in its challenge, the San Dimas mine could face higher costs associated with agreed or mandated payments that would be payable to the Ejidos for use of the properties.

(b) The Company has agreed to indemnify its directors and officers, and the directors and officers of its subsidiaries, to the extent permitted under corporate law, against costs and damages incurred as a result of lawsuits or any other judicial, administrative or investigative proceeding in which said directors or officers are sued as a result of their services. The directors’ and officers are covered by directors’ and officers’ liability insurance.

In July 2016, the Company and certain officers were served with a class action lawsuit that was filed earlier in the year in the State of California seeking to recover damages for investors in the Company’s common shares under the U.S. federal securities laws. The Company filed a motion to dismiss this action which was granted on January 30, 2017. The plaintiff’s claims were dismissed without prejudice and the plaintiffs filed an amended complaint on February 27, 2017. The Company intends to vigorously defend this class action lawsuit.

(c) As at March 31, 2018, the Company had entered into commitments to purchase plant and equipment totaling $0.2 million (December 31, 2017 - $0.5 million).

(d) Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

19. Subsequent events

In order to facilitate the closing of the Arrangement with First Majestic, the maturity of the RCF and the related guarantee provided by WPM were extended from April 30, 2018 to May 15, 2018.

In May 2018, the antitrust clearance from the COFECE, which is the final government agency approval required before closing the Arrangement with First Majestic was received. Primero anticipates closing of the Arrangement on May 10, 2018.